Exhibit 99.1

Press Release Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

FDA approves Libtayo® (Cemiplimab-rwlc) as first immunotherapy indicated for patients with advanced basal cell carcinoma

*	Following Priority Review Libtayo receives full approval in locally advanced basal cell carcinoma (BCC) and accelerated approval in metastatic BCC
*	Libtayo now approved for patients with advanced stages of the two most common skin cancers in the U.S.

PARIS and TARRYTOWN, N.Y. – February 9, 2021 - The U.S. Food and Drug Administration (FDA) has approved the PD-1 inhibitor Libtayo® (cemiplimab-rwlc) as the first immunotherapy indicated for patients with advanced basal cell carcinoma (BCC) previously treated with a hedgehog pathway inhibitor (HHI) or for whom an HHI is not appropriate. Full approval was granted for patients with locally advanced BCC and accelerated approval was granted for patients with metastatic BCC.

“Patients with advanced forms of basal cell carcinoma face a very difficult prognosis,” said Peter Adamson, Global Development Head, Oncology and Pediatric Innovation at Sanofi. “Thanks to the participation and support of researchers, clinicians, and patients around the world, we are proud to bring forward a new immunotherapy treatment option for appropriate patients in the U.S. affected by advanced BCC, another devastating non-melanoma skin cancer. Together with Regeneron, we continue to develop Libtayo in numerous clinical trials and settings, including as monotherapy and in combination with several other therapeutic approaches as part of our commitment to innovation towards meaningful treatment options for patients with significant unmet needs.”

Libtayo is the first treatment to show a clinical benefit in patients with advanced BCC after HHI therapy in a pivotal trial. The full approval in locally advanced BCC is based on the primary analysis from the trial, and the accelerated approval in metastatic BCC is based on an interim analysis showing the impact of Libtayo on tumor response rate and durability of response. Continued approval may be contingent on additional data from the trial verifying clinical benefit.

“Today’s FDA approval of Libtayo will change the treatment paradigm for patients with advanced basal cell carcinoma,” Karl Lewis, M.D., Professor in the Division of Medical Oncology at the University of Colorado and a trial investigator. “Advanced basal cell carcinoma is a persistent, painful and highly disfiguring cancer. While the primary systemic treatment options are hedgehog inhibitors, many patients will eventually progress on or become intolerant to this therapy. With Libtayo, these patients now have a new immunotherapy option that has demonstrated clinically meaningful and durable anti-tumor responses in locally advanced BCC.”

This marks the second U.S. approval for Libtayo, and is based on FDA Priority Review, which is reserved for medicines that, if approved, would represent significant improvements in safety or efficacy in treating serious conditions. In 2018, Libtayo was approved as the first systemic treatment for adults with metastatic cutaneous squamous cell carcinoma (CSCC) or locally advanced CSCC who are not candidates for curative surgery or curative radiation. Immune-mediated adverse reactions, which may be severe or fatal, can occur in any organ system or tissue during or after treatment with Libtayo.

BCC is the most common type of skin cancer in the U.S., with approximately two million new cases diagnosed every year. While the vast majority of BCCs are caught early and cured with surgery and radiation, a small proportion of tumors can become advanced and penetrate deep into surrounding tissues (locally advanced) or spread to other parts of the body (metastatic), which is more difficult to treat.

“With today’s approval, Libtayo is now approved for both advanced cutaneous squamous cell and basal cell carcinomas, building a strong foundation in dermato-oncology,” said Israel Lowy, M.D., Ph.D., Senior Vice President, Translational and Clinical Sciences, Oncology, at Regeneron. “Beyond skin cancers, we also continue to investigate the potential of Libtayo in other difficult-to-treat cancers, starting with non-small cell lung cancer where an FDA decision is expected by the end of February.”

Pivotal Clinical Trial Supporting the Approval

The FDA approval of Libtayo was based on an open-label, multicenter, non-randomized Phase 2 trial of patients with unresectable locally advanced BCC or metastatic BCC (nodal or distant). This was the largest prospective clinical trial (n=132) among this patient population, with 112 patients included in the efficacy analysis. Patients in both cohorts had either progressed on HHI therapy, had not had an objective response after 9 months on HHI therapy, or were intolerant of prior HHI therapy.

The primary efficacy endpoint was confirmed objective response rate (ORR) and a key secondary endpoint was duration of response (DOR), assessed by independent central review.

Efficacy results for patients treated with Libtayo 350 mg every three weeks were clinically meaningful and durable, with specific data as follows:

Efficacy endpoints[a]	Metastatic BCC (mBCC) (n=28)	Locally Advanced BCC (laBCC) (n=84)
Confirmed ORR
ORR (95% confidence interval [CI])	6 (21%) (8-41%)	24 (29%)[b] (19-40%)
Complete response (CR)	0 (0%)	5 (6%)
Partial response (PR)	6 (21%)	19 (23%)
DOR
Median DOR in months (Range)	Not reached (9-23+)	Not reached (2-21+)
Patients with observed DOR ≥6 months[c]	6 (100%)	19 (79%)

  +: Denotes ongoing at last assessment

a.	Median duration of follow up: mBCC 9.5 months; laBCC 15.1 months
b.	With longer follow-up, ORR in laBCC increased to 26 patients (31%) as reported at ESMO 2020

Among patients evaluable for safety (n=132), the most common adverse reactions reported in at least 15% of patients were fatigue, musculoskeletal pain, diarrhea, rash, pruritus and upper respiratory tract infection. Serious adverse reactions occurred in 32% of patients; those occurring in at least two patients included urinary tract infection, colitis, acute kidney injury, adrenal insufficiency, anemia, infected neoplasm and somnolence. Adverse reactions resulting in permanent discontinuation occurred in 13% of patients, with the most common reactions (occurring in at least two patients) being colitis and general physical health deterioration.

About Libtayo

Libtayo is a fully-human monoclonal antibody targeting the immune checkpoint receptor PD-1 on T-cells. By binding to PD-1, Libtayo has been shown to block cancer cells from using the PD-1 pathway to suppress T-cell activation.

The recommended dose of Libtayo is 350 mg administered as an intravenous infusion over 30 minutes every three weeks, until disease progression or unacceptable toxicity. Libtayo is available as a single-dose 350 mg vial. No PD-L1 or tumor mutational burden (TMB) testing is required before starting treatment with Libtayo for advanced BCC.

In the U.S., the generic name for Libtayo in its approved indications is cemiplimab-rwlc, with rwlc as the suffix designated in accordance with Nonproprietary Naming of Biological Products Guidance for Industry issued by the FDA. Outside of the U.S., the generic name for Libtayo in its approved indication is cemiplimab.

About the Libtayo Development Program

Libtayo is currently under Priority Review by the FDA for advanced non-small cell lung cancer with ≥50% PD-L1 expression with a target action date of February 28, 2021. The European Medicines Agency (EMA) is assessing Libtayo in both advanced NSCLC with ≥50% PD-L1 expression and locally advanced BCC following treatment with a hedgehog inhibitor, and decisions from the European Commission are expected in mid-2021.

The extensive clinical program for Libtayo is focused on difficult-to-treat cancers. In skin cancer, this includes trials in adjuvant and neoadjuvant CSCC. Libtayo is also being investigated in pivotal trials in NSCLC (in combination with chemotherapy) and cervical cancer, as well as in trials combining Libtayo with either conventional or novel therapeutic approaches for both solid tumors and blood cancers. These potential uses are investigational, and their safety and efficacy have not been evaluated by any regulatory authority.

Libtayo is being jointly developed by Sanofi and Regeneron under a global collaboration agreement.

About Regeneron Pharmaceuticals, Inc.

Regeneron (NASDAQ: REGN) is a leading biotechnology company that invents life-transforming medicines for people with serious diseases. Founded and led for over 30 years by physician-scientists, our unique ability to repeatedly and consistently translate science into medicine has led to eight FDA-approved treatments and numerous product candidates in development, all of which were homegrown in our laboratories. Our medicines and pipeline are designed to help patients with eye diseases, allergic and inflammatory diseases, cancer, cardiovascular and metabolic diseases, pain, infectious diseases and rare diseases.

Regeneron is accelerating and improving the traditional drug development process through our proprietary VelociSuite® technologies, such as VelocImmune which uses unique genetically-humanized mice to produce optimized fully-human antibodies and bispecific antibodies, and through ambitious research initiatives such as the Regeneron Genetics Center, which is conducting one of the largest genetics sequencing efforts in the world.

For additional information about the company, please visit www.regeneron.com or follow @Regeneron on Twitter.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

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